GOVERNMENT PROPERTIES INCOME TRUST

400 Centre Street

Newton, Massachusetts 02458

VIA EDGAR AND FACSIMILE

Thomas Kluck

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

May 29, 2009

Re:	Government Properties Income Trust (the “Registrant”)
Registration Statement on Form S-11 (File No. 333-157455)

Dear Mr. Kluck:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the registration statement on Form S-11 (File No. 333-157455), at 4:00 p.m., Eastern Time, on June 2, 2009, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ David M. Blackman
Name:	David M. Blackman
Title:	Chief Financial Officer and Treasurer